Filed by Royal Bank of Canada
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: City National Corporation
(Commission File No. 1-10521)

[The following is a transcript of a conference call held on January 22, 2015 by Royal Bank of Canada to discuss its proposed acquisition of City National Corporation.]

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

ROYAL BANK OF CANADA TO ACQUIRE CITY NATIONAL CORPORATION CONFERENCE CALL THURSDAY, JANUARY 22, 2015

DISCLAIMER

THE FOLLOWING SPEAKERS’ NOTES, IN ADDITION TO THE WEBCAST AND THE ACCOMPANYING PRESENTATION MATERIALS, HAVE BEEN FURNISHED FOR YOUR INFORMATION ONLY, ARE CURRENT ONLY AS OF THE DATE OF THE WEBCAST, AND MAY BE SUPERSEDED BY MORE CURRENT INFORMATION. EXCEPT AS REQUIRED BY LAW, WE DO NOT UNDERTAKE ANY OBLIGATION TO UPDATE THE INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THESE SPEAKERS’ NOTES ARE NOT A TRANSCRIPT OF THE WEBCAST AND MAY NOT BE IDENTICAL TO THE COMMENTS MADE DURING THE WEBCAST. YOU CAN REPLAY THE ENTIRE WEBCAST UP TO APRIL 22, 2015, WHICH INCLUDES A QUESTION AND ANSWER SESSION, BY VISITING THE ROYAL BANK OF CANADA (“RBC”, “WE” OR “OUR”) WEBSITE AT RBC.COM/INVESTORRELATIONS.

IN NO WAY DO WE ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON OUR WEBSITE OR IN THESE SPEAKERS’ NOTES. USERS ARE ADVISED TO REVIEW THE WEBCAST ITSELF AND OUR FILINGS WITH THE CANADIAN SECURITIES REGULATORS AND THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be deemed to be forward-looking statements under certain securities laws, including the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements about the expected effects of the acquisition of City National Corporation (“City National”) by Royal Bank of Canada (“RBC”), the expected timing of the acquisition and other statements other than in relation to historical facts. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could”, or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, many of which are outside the control of RBC and City National. Forward-looking statements speak only as of the date they are made and, except as required by law, neither party assumes an obligation to update the forward-looking statements contained in this communication. Any annualized, pro forma, projected and estimated numbers in this communication are used for illustrative purposes only, are not forecasts and may not reflect actual results. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors include, but are not limited to, the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the strength of the economy and competitive factors in the areas where RBC and City National do business; the impact of changes in the laws and regulations regulating financial services and enforcement thereof; the effects of competition in the markets in which RBC and City National operate; judicial or regulatory judgments and legal proceedings; RBC’s ability to complete the acquisition and integration of City National successfully; and other factors that may affect future results of RBC and City National including timely development and introduction of new products and services, RBC’s ability to cross-sell more products to customers and technological changes.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

We caution that the foregoing list of important factors is not exhaustive. Additional information about these and other factors can be found in RBC’s 2014 Annual Report on Form 40-F and City National’s 2013 Annual Report on Form 10-K, each filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at the SEC’s website (http://www.sec.gov). RBC’s material general economic assumptions underlying certain of the forward-looking statements in this communication are set out in its 2014 Annual Report under the heading “Overview and Outlook – Economic and market review outlook” and for each business segment under the heading “Outlook and priorities”.

In connection with the proposed transaction, RBC will file with the SEC a Registration Statement on Form F-4 that will include a Proxy Statement of City National and a Prospectus of RBC, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving RBC and City National will be submitted to City National’s stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. STOCKHOLDERS OF CITY NATIONAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Stockholders will be able to obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about RBC and City National, without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to RBC, 200 Bay Street, 4th Floor, North Tower, Toronto, ON, M5J 2W7, Attention: Investor Relations, 416-955-7802 or to City National Corporation, Investor Relations, 555 South Flower Street, 9th Floor, Los Angeles, CA 90071, 213-673-7615.

RBC, City National, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding RBC’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2014, which was filed with the SEC on December 3, 2014, and its notice of annual meeting and management proxy circular for its 2014 annual meeting of common shareholders, which was furnished to the SEC under cover of a Form 6-K filed with the SEC on January 31, 2014.  Information regarding City National’s directors and executive officers is available in City National’s proxy statement for its 2014 annual meeting filed on Schedule 14A, which was filed with SEC on March 11, 2014.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

PREPARED REMARKS

AMY CAIRNCROSS – VICE-PRESIDENT & HEAD, INVESTOR RELATIONS

Good morning everyone and thank you for joining us.

Presenting this morning will be Dave McKay, President and Chief Executive Officer and Janice Fukakusa, Chief Administrative Officer and CFO.

Following their comments we will open the call for questions from analysts.  The call is 30 minutes long and will end at 9:00 am.

To give everyone a chance to participate, please keep it to one question and then re-queue. We will be posting managements’ remarks on our website shortly after the call.

As noted on slide 2, our comments may contain forward-looking statements, which involve applying assumptions, and have inherent risks and uncertainties.  Actual results could differ materially from these statements.

Also, please note that all financial information in the prepared remarks is in U.S. dollars.

I will now turn the call over to Dave McKay.

DAVE MCKAY, PRESIDENT & CHIEF EXECUTIVE OFFICER

Thank you Amy and good morning everyone.

Today I’m very excited to announce that RBC has entered into an agreement to acquire City National Corporation, a premier U.S. private and commercial bank with a growing wealth and asset management business.

You’ve heard me mention for some time that we want to enhance our U.S. franchise by adding product capabilities to better serve our clients.  City National is the perfect fit.

It is uniquely focused on serving high net worth and commercial clients in high growth markets;

It is a high-quality franchise with a long track record of profitable growth; and

It is a great cultural fit with RBC as both companies share a strong commitment to client service and doing what’s right.

By combining RBC’s scale and strength with City National’s capabilities and position in attractive markets, we will create a powerful platform for long-term growth in the U.S.

Please see slide 3 as it provides a brief summary of the transaction.

The total purchase price is approximately US$5.4 billion dollars, which will be paid with approximately 2.7 billion dollars in cash and approximately 44 million RBC shares.

This deal offers long-term earnings growth and, given the strength of our capital position, it will not impact our ongoing capital management program.  In a few minutes, Janice will walk through the transaction in more detail.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Like me, Russell Goldsmith, the current CEO of City National, is enormously excited about this opportunity.  As a sign of Russell’s commitment, the Goldsmith family will receive RBC shares for their entire City National holdings, a large portion of which they have committed to hold for the medium term.

City National’s headquarters will remain in Los Angeles and Russell will continue in his role as CEO of City National and will report directly to me.

Once the transaction closes, we will combine our U.S. Wealth Management operations with City National into one line of business to be reported as part of our Global Wealth Management segment.

John Taft, RBC’s U.S. Wealth Management CEO, will report to Russell and will be responsible for leveraging City National’s private and commercial banking expertise to expand the financial solutions provided by our investment advisors.

So now let me tell you more about the strengths of City National’s franchise, starting on slide 4.

City National is a specialist private and commercial bank that delivers customized banking, credit and wealth solutions. It has an award-winning commercial banking platform with expertise in entertainment, real estate, technology and healthcare.

City National’s clients are largely high net worth individuals and commercial enterprises, two of the fastest growing client segments in the U.S. as you can see on slide 5.

Turning to slide 6, one of the greatest strengths of City National’s franchise is that it’s strategically positioned in the largest and most attractive U.S. markets such as New York, Los Angeles and the San Francisco Bay Area. In fact, the combined high net worth population of these three markets is over four and a half times the entire high net worth population of Canada.

Like RBC, City National has a great reputation as a client-focused company, and has received many awards for its excellent customer service.  A considerable amount of City National’s growth has come from referrals, demonstrating the great reputation it has among its clients.
With its high touch approach and a broad suite of products and services, City National has developed deep relationships with its clients. For example, nearly half of City National’s clients have 5 or more products, and over half use City National for both their personal and business banking needs.

City National’s client and market strategy has produced a strong track record of both loan and deposit growth, handily outpacing the industry average, as you can see on slide 7.

Like RBC, City National has a conservative and disciplined risk profile. Its loan portfolio is well diversified and its credit performance has outperformed the industry through the cycle, due mainly to the quality of its clients.

Turning to slide 9, City National has a market leading deposit franchise across a branch light footprint. In fact, its average deposits per branch are over four times the median of mid-sized U.S. banks.

Additionally, City National is highly asset sensitive and is well positioned for rising rates as over 60 percent of deposits are non-interest bearing and nearly 80 percent of its loans are at either floating or adjustable rates.

Turning to City National’s wealth management franchise on slide 10.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

City National provides investment management and advisory services that complement RBC’s current product offerings.  Its wealth and asset business is a high-quality franchise, and has been ranked by Barron’s as one of the top 40 U.S. wealth managers for the past 14 years.  It is also growing fast, and since 2011 has seen double digit growth in client assets, now over 61 billion dollars, and double digit growth in fee income.

As you can see on slide 11, City National is exceptionally strong on a standalone basis, and, when combined with RBC, creates a powerful and scalable engine for growth.

First, it allows RBC to expand into U.S. private and commercial banking, creating one of North America’s leading full-service private and commercial banks.

RBC’s U.S. Wealth Management business has been recognized by J.D. Power as a top U.S. service and advisory franchise, and for some time we have been focused on adding product capabilities to better serve our U.S. clients.

We’ll now be able to offer City National’s full suite of banking products – including commercial lending, private banking, cash management and other services – to the 340,000 U.S. Wealth Management households, 204,000 cross border clients and 88,000 Canadian commercial clients we serve.

Second, this deal enhances our overall U.S. wealth and asset management businesses, creating a combined platform with approximately 320 billion dollars in client assets.

It also expands the distribution channels for both City National and RBC asset management products as we will have around 2,100 advisors distributing products on both banks’ platforms.

In addition, City National clients will have access to RBC Capital Markets’ advisory, capital raising and risk management capabilities.

Third, this transaction allows us to extend RBC’s commercial and corporate capabilities to City National’s key industry specializations.  For example, being a top 10 investment bank we can leverage RBC Capital Markets’ large technology practice to broaden and deepen City National’s middle-market and new venture platform. In addition, we can expand City National’s commercial platform by adding verticals that RBC has sector expertise in, such as energy.

If you turn to slide 12, you’ll note that we expect to achieve a number of synergies.

First, on the expense side, while we will preserve City National’s high-touch client strategy which has been key to its success, we see opportunity to consolidate infrastructure across businesses and achieve benefits of scale across functional areas like procurement and technology.  We will also improve productivity by cross-selling City National products to RBC clients and vice versa.

Second, we’ll be able to build our deposit base from our Wealth Management and Capital Markets clients, and deploy low cost sweep balances from our U.S. Wealth Management as an attractive source to fund City National’s future loan growth.

Lastly, we see many long-term growth opportunities, including increasing City National’s market penetration in its existing footprint, and accelerating expansion into new high growth U.S. markets.

In conclusion, this deal aligns with RBC’s strategic goals, gives us best-in-class capabilities that enhance and complement our existing U.S. businesses, and creates a powerful platform for long-term growth that I’m confident will deliver significant value to our shareholders.
It is a great transaction for both RBC and City National, and we can now serve our clients in a way that wasn’t previously possible.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Before I turn it over to Janice, I’d like to mention that City National has a great team of about 3,600 employees – or colleagues, as they call themselves – that, like RBC employees, are very focused on collaboration and building deep, long-lasting relationships with their clients.

I’ve had the opportunity to visit several City National branches and have met with many City National colleagues, and I’ve been very impressed with the depth and breadth of their expertise and experience. I’m enormously excited to have Russell and his talented team join RBC.

With that, I will now turn it over to Janice who will discuss the financial aspects of this transaction.

JANICE FUKAKUSA. CHIEF ADMINISTRATIVE OFFICER AND CHIEF FINANCIAL OFFICER

Thanks Dave.

Turning to the transaction details on slide 13.

As Dave mentioned, the total consideration is approximately US$5.4 billion dollars, or 93.80 dollars per share of City National, comprised of, on average, approximately 47.25 dollars in cash and 0.7489 RBC common shares for each share of City National common stock.  City National common shareholders can elect to receive either cash or shares for their consideration, subject to certain adjustments. The aggregate consideration will be paid with approximately US$2.7 billion dollars in cash and approximately 44 million RBC shares.

We expect that City National’s loan, deposit, revenue and earnings growth will be on average above 10 percent through years 1 to 5.

In addition, as Dave outlined, we estimate that this deal will generate significant synergies.  In year 3 we expect to generate synergies of 100 million dollars, which are made up of 70 million dollars in expense synergies and 30 million dollars in deposit synergies.

By year 5 we expect to generate 210 million dollars, which includes 120 million dollars from expense and deposit synergies, and 90 million dollars from expansion opportunities.

The transaction costs are 181 million dollars pre-tax, most of which we will incur in year one.

I would point out that we have factored in all expenses, capital and operational costs associated with City National being part of our U.S. Bank Holding Company with assets greater than 50 billion dollars.

This transaction is expected to be accretive to earnings per share in the latter part of year 3, excluding amortization of intangibles, and accretive to earnings in year 2.

We’ve been working on this transaction for some time – during which interest rate forecasts have been very volatile. As City National is an asset sensitive company, this volatility impacted our performance outlook.  To be conservative, our financial model reflects recent changes in the forward curve.  An improving U.S. economy should result in rising interest rates, which would be favourable to our projections.

Given our strong capital base  and internal capital generation, we expect to maintain our ongoing capital management program, and we expect to maintain a Common Equity Tier 1 ratio at closing broadly in line with our current level which was 9.9% as at October 31, 2014.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

I would note that today our stock will trade ex-dividend.

The deal is expected to close in the fourth quarter of calendar 2015 subject to customary conditions, including regulatory approvals and a 50.1% approval from City National shareholders.

At this point, I will now turn the call over to the operator to begin questions and answers. Please limit yourself to one question and then re-queue. Thank you.

QUESTIONS AND ANSWERS

Operator
John Aiken, Barclays.

John Aiken
Good morning. City National has actually been quite acquisitive in the past although I understand recently it hasn't done anything terribly large. What does this acquisition do to the outlook for City National trying to continue to expand? And do we need time for the dust to settle or can this actually be -- can City National be active from this point going forward?

Dave McKay
I think we see two opportunities, John. One, first and foremost, we see fantastic organic growth strategy that will come out of this. In the short term I would say we are going to be focused predominantly on organic growth, cross-selling into our existing U.S. wealth management franchise. As we said, we've got over 300,000 clients who need the services of a private bank and commercial bank like City National. We are going to expand the industry verticals as we talked about around technology, healthcare, energy and entertainment. So great opportunities organically to bring our balance sheet, to bring our client base and cross sell together. So that will be the primary focus over the first couple of years. We have such significant growth opportunities that we don't need to make an acquisition to further grow and achieve the synergies and create the type of franchise we want. If there was something that allowed us to expand into a market and grow, would we consider it? Maybe down the road, but it is really not part of our strategy right now. Our core part of our strategy is organic growth, market expansion, cross-sell existing client bases and grow the business that way.

John Aiken
Great. Thanks, Dave. If I could sneak another one in, Janice, you answered my questions about the assumptions embedded in your accretion analysis but City National is as you pointed out very asset sensitive. How does City National's platform compare to RBC's U.S. legacy platform in terms of the asset sensitivity?

Janice Fukakusa
I would say that our U.S. platform in retail is quite small and City National is very well positioned for rising interest rates because of the fact that its deposit franchise is very large and it has a lot of current accounts. And if you look at the positioning, it is positioned very favourably for rising interest rates. That is why I commented that we think using the current forward curve we are being slightly conservative in looking at the five-year trajectory.

Dave McKay
We will also have some asset sensitivity in our U.S. wealth franchise in the deposit and sweep base there. So John, when you combine our U.S. wealth legacy franchise with the City National franchise, you enhance the asset sensitivity which we think we are legging into the right timing of the market and rate increases. So we are excited about that.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

John Aiken
Great. Thank you. I won't ask you about the Canadian side.

Dave McKay
We should queue the next question.

Operator
Gabriel Dechaine, Canaccord Genuity.

Gabriel Dechaine
Good morning. Just on the return on invested capital, we are looking at a deal that is about 5%. If I layer on the synergies as you have presented them at a couple hundred basis points to that amount, you have acknowledged that you are being conservative in your rate assumption or your rate outlook. What kind of environment would we need, what sort of deliverables would you need to provide to get that return over 10%? I'm just trying to get a sense for your long-term view on returns on this investment.

Dave McKay
Thanks, Gabriel. It is Dave. As we think about the rate environment and how significantly it has changed even over the last 30 days, this is a culmination actually of a two-year process, a strategy review, customer review, market segment, how we re-enter the market. So we have been thinking about this for two years but recently rates have changed. So as -- when you went through the growth and earnings and ROE ahead of our cost of capital, one, you have to assume a certain growth trajectory that is maintained and in City National which they have been growing well above market, but even if you take a lower growth rate, you look at the synergies you will be able to drive that you just referenced. And if you go back to, say, where the curves were in early December, late November, at your 5 that would add upwards of $170 million of NIAT. So if you look at where we are today which is kind of the low point it has been in quite some time, you go back to early December, it could add as much as $170 million in earnings by year five. So it is incredibly asset sensitive. And so you have to take some view of where you are today versus where a normal environment is but if you ladder those comments in nicely, it gets us well above our hurdle rate into double-digit ROEs.

Gabriel Dechaine
I don't have a curve in front of me. Can you remind me the delta between December and today?

Dave McKay
I think it was about 75 basis points on the five-year.

Gabriel Dechaine
Okay. A broader one just from a management standpoint, Dave, so your U.S. asset size is going to be quite large after this, the City National sub $50 billion, but put the two together you are going to be over. How does that affect the regulatory burden of your U.S. bank post this transaction and how do you expect that to change?

Dave McKay
As Janice mentioned in her comments, we have considered that in how we put together our forecasted financials of this becoming part of our holding company in the US and having to look at the liquidity structure of the bank and whatnot. So we have incorporated all we expect to be the regulatory changes that we imposed on City National becoming part of our holding company. We have definitely considered all of those changes. We've also even thought about whether this makes us closer to a G-SIFI or not and we have taken that into consideration in our discussions. So I think we have done a lot of work and taken our time to understand how this changes and how it incorporates into our overall financial plan for City National and our U.S. wealth business. Janice, you were going to make a comment on his previous question?

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Janice Fukakusa
Right. So, Gabriel, just two things. Following up on our holding company structure, we are well on our way to reporting with the new regime with $50 billion. So for us it is a matter of incorporating this business. This is not a game changer for us and so that is what we are talking about, enhancing the structure, we are well on our way to setting up to accommodate this. You asked, Gabriel, about return on equity and I just want to point out that we have always discussed in terms of our long-term view the fact that we, in essence, are going after earnings growth and we know that from the return perspective there will be some dilution. But we can see clearly a walk back into our objectives in terms of return on equity with the added benefit of having earnings growth and earnings diversification. So I just wanted to stress that as you are going through the modeling.

Operator
Peter Routledge, National Bank Financial.

Peter Routledge

Just looking at City National I noticed their leverage ratio, Tier 1 leverage ratio, is quite low relative to peers. To what extent is your strategy to lever this platform up to get your accretion goals or would that be an add-on to your forecast?

Dave McKay
I think we have taken overall the LCR CT1 ratio and the leverage ratio into consideration at the holding company level as we this going forward. Janice, do you want to comment?

Janice Fukakusa
Peter, I think that when you look at the strengths of the deposit franchises, both ours and theirs, we are going to deploy those deposits in terms of funding a lot of our growth expectation for City National itself and our broader U.S. platform. So it is both about adding assets as we expand the business as well as more efficiently deploying all of the deposits and funding that we will have when we aggregate everything.

Peter Routledge

I guess in your three-year outlook, is the leverage ratio, on a legal entity basis, higher or the same in your forecast? Where I am going is -- is there more upside if you can get more leverage into the platform?

Janice Fukakusa
I don't think that we look about it at the issue in terms of adding leverage. It is about adding good client assets and that so it is not a binding constraint. But definitely we don't see any constraints in growing organically in the markets that we see with our clients.

Dave McKay
Our leverage comes from utilizing our legacy sweep deposits to fund growth, using their surplus deposits to fund asset growth, becoming more competitive with customers they haven't been today. For example, we are going to become more aggressive in jumbo mortgages in cities like New York, Houston, Washington. We can attract customers that way. So very strong customer growth strategy that other franchises have pursued. So those are the synergies that we bring to the City National franchise that we think can accelerate growth and why we are confident in delivering those revenue synergies that we have articulated.

Peter Routledge

Thanks. Do you have some sense of why they were selling? Why did they choose to sell?

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Dave McKay
It is a great question because they weren't selling initially and as I said, this was part of a two-year strategy that we sat down and thought about what customer do we want to serve, how do we want to serve them? And in 2013, I approached Russell as he had never met me before and we sat down and we just talked about how the two companies together could do really something special in the U.S. market. And he says but I'm not for sale and I go but one day if you do consider selling, would you pick up the phone and call, and that is how it started with just a dialogue. And the synergies and the opportunity for both our shareholders were so strong that we came to an agreement. This is a very exciting journey that we want to take together forward but initially they weren't for sale.

Peter Routledge
Thanks very much.

Operator
Brian Klock, Keefe, Bruyette and Woods.

Brian Klock

Good morning. I will say that I have covered City National for quite a while on the U.S. side and you have a really well run bank that you are acquiring so congratulations on that. I guess I would imagine then the branding will stay City National in the U.S. especially in the deposit footprint. So just kind of wondering on the revenue,  on the deposit synergy side, I guess were you baking in any sort of deposit runoff after the announcement of the deal? They are a 70% loan to deposit ratio so there is a lot of excess deposits there. So I was just kind of thinking about how you thought about sort of the deposit retention rates?

Dave McKay
Great question. We spend a lot of time not only on deposit retention rates but on deposit betas in a rising rate environment and spent quite a bit of time thinking about it. We think we enhance City National's franchise by putting a very strong rated global institutional balance sheet beside their great service franchise. We enhance the strength of the City National franchise and we think we are going to attract more deposits particularly from larger corporates who may diversify their deposits because of City National's relatively small balance sheet today compared to theirs. So, we think from both a deposit and lending perspective that our partnership enhances our ability to do business and attract and retain customers over time.

Brian Klock

Okay. I guess maybe just a follow-up question and with Peter's question on the leverage, it always has been one of those things for City National that the TC or the leverage ratio has been very low and it is because they have carried a lot of securities balances. So I know they have kept that securities book about one-third into short duration. So I guess would the assumption be that as that securities portfolio cash flows you may be able to deploy that into some of the other opportunities you talked about for either capital markets or some of the other products that maybe City National couldn't offer before that you could?

Dave McKay
You have read our playbook. That is exactly it.

Brian Klock

All right. Thanks for your time.

Operator
There are no further questions registered at this time. I would like to turn the meeting back over to Mr. McKay.

January 22, 2015 / 8:30AM EDT, RBC to acquire City National Corporation Conference Call

Dave McKay
I want to thank everyone for joining us this morning on short notice. I just want to reiterate how excited we are to take this next step into the US marketplace. It is a fantastic franchise at City National. I think we enhance it in so many ways and we are going to provide a really compelling value proposition to high net worth and commercial customers in the US market. Thank you very much for joining us this morning.

Operator
Thank you. The conference has now ended. Please disconnect your lines at this time. We thank you for your participation.